

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 19, 2016

Via E-mail
Chris Trina
Chief Executive Officer
4210 W. Gray St., Suite 1
Tampa, Florida 33609

> **Re: Enviro-Serv, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed January 22, 2016**
> **File No. 024-10394**

Dear Mr. Trina:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note the Order of Suspension and Prohibition entered by the Illinois Secretary of State, Securities Department on June 2, 2015, which permanently suspended your application for registration and permanently prohibited Chirs Trina and Enviro-Serv, Inc. from offering or selling securities in or from the State of Illinois. Please revise Item 3 of Part I of your offering statement to reflect this event and disclose such event in your Form 1-A as required by Rule 262(d) of Regulation A.

Part II – Offering Circular

2. We note that you lost $21,250 in earnest money due to the cancellation of the acquisition of a pest control company. Please revise your disclosure to discuss this loss.

3. Please revise to include the disclosure required by Item 9 of Part II of Form 1-A.

Use of Proceeds, page 15

4. Please revise to clarify whether the proceeds to be used for trucks and equipment represent the deposits to be paid or the total cost of the trucks.

Our Management, page 21

5. It appears that Mr. Trina has filed for personal bankruptcy twice since July 2010 and has been a defendant in two mortgage foreclosure actions since February 2010. Please revise to include the disclosure required by Item 10(d) of Part II of Form 1-A, or advise.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Gary Henrie, Esq. (via E-mail)